Exhibit 99.1

Announcement Wednesday, 25 June 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE COMPLETES LOUISIANA LNG SELL-DOWN TO STONEPEAK

Woodside is pleased to announce the completion of the sell-down of a 40% interest in Louisiana LNG Infrastructure LLC to Stonepeak, a leading global investment firm specialising in infrastructure and real assets.

The completion follows Woodside’s announcement on 7 April 2025 that it had signed an agreement with Stonepeak, enhancing Louisiana LNG economics and strengthening Woodside’s near-term capacity for shareholder returns.1

Under the transaction, Stonepeak will provide US$5.7 billion towards the expected capital expenditure for the foundation development of Louisiana LNG on an accelerated basis, contributing 75% of project capital expenditure in both 2025 and 2026.

The closing payment of approximately US$1.9 billion received by Woodside reflects Stonepeak’s 75% share of capex funding incurred since the effective date of 1 January 2025.

Woodside CEO Meg O’Neill said Stonepeak would add further value to the Louisiana LNG Project.

“Our partnership with Stonepeak reflects the attractiveness of Louisiana LNG and was a key milestone towards achieving a successful final investment decision. Stonepeak is a high-quality partner, with extensive investment experience across US gas and LNG infrastructure.

“The accelerated capital contribution from Stonepeak enhances Louisiana LNG project returns and strengthens our capacity for shareholder returns ahead of first cargo from the Scarborough Energy Project in Western Australia, targeted for the second half of 2026.

“We continue to see strong interest from additional potential partners in Louisiana LNG.”

Stonepeak Senior Managing Director and Head of US Private Equity James Wyper said the company was pleased to be working with Woodside.

“Louisiana LNG will be a timely and strategic addition to the US LNG export landscape as the world’s demand for cleaner, more flexible and more affordable energy continues to grow.

“We look forward to contributing our expertise and capital to the construction and future operation of Louisiana LNG and are highly energised to continue supporting the development of critical North American LNG infrastructure with global impact.”

[1]	See “Woodside announces Louisiana LNG partnership with Stonepeak” announced on 7 April 2025 for details.

About Stonepeak

Stonepeak is a leading alternative investment firm specialising in infrastructure and real assets with approximately US$73 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies, with a focus on downside protection and strong risk-adjusted returns.

Stonepeak, as sponsor of private equity and credit investment vehicles, provides capital, operational support, and committed partnership to grow investments in its target sectors, which include digital infrastructure, energy and energy transition, transport and logistics, and real estate. Stonepeak is headquartered in New York with offices in Houston, Washington, DC, London, Hong Kong, Seoul, Singapore, Sydney, Tokyo, Abu Dhabi, and Riyadh.

About Louisiana LNG

Louisiana LNG is a fully permitted LNG project located near Lake Charles, Louisiana, with total permitted capacity of 27.6 million tonnes per annum (Mtpa) across five trains.

The approved foundation project includes three trains with a combined capacity of 16.5 Mtpa and achieved a successful final investment decision in April 2025.

Bechtel is the engineering, procurement and construction contractor, under a lump sum, turnkey agreement. The facility utilises the Chart IPSMR® liquefaction technology and Baker Hughes LM6000PF+ gas turbines.

INVESTORS Sarah Peyman M: +61 457 513 249 E: investor@woodside.com	MEDIA Dan Pagoda M: +61 482 675 731 E: dan.pagoda@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the transaction (including statements concerning the expected benefits of the transaction and other future arrangements between the parties) expectations regarding future expenditures and future results of projects. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

Other important information

All references to dollars, cents or $ in this announcement are to US currency, unless otherwise stated. References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).